Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Synageva BioPharma Corp. for the registration of shares of its common stock, preferred stock, warrants, or debt securities and to the incorporation by reference therein of our reports dated March 14, 2011, with respect to the financial statements of Trimeris, Inc. and the effectiveness of internal control over financial reporting of Trimeris, Inc. included in its Annual Report on (Form 10-K) for the year ended December 31, 2010, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP Ernst & Young LLP

Raleigh, North Carolina

December 20, 2011